UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011.

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor
Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Santiago, December 9, 2011

Mr.  Fernando Coloma Correa
Commissioner
Securities and Insurance Commission
Av. Libertador Bernardo O´Higgins 1449, 12th floor
Hand Delivery

Re:  SHAREHOLDERS AGREEMENTS – MERGER OF LAN AIRLINES S.A.

Dear Commissioner:

Pursuant to your request, we hereby provide a brief explanation of the shareholders agreements that will be made as part of the merger of LAN Airlines S.A. (“LAN”), Sister Holdco S.A. and Holdco II S.A. (“Holdco II”) and of the Exchange Offer (“Exchange Offer”) that LAN and Holdco II will make for shares in TAM S.A. (“TAM”).   The foregoing will occur as part of the merger of LAN and TAM that was disclosed as a material event on January 19, 2011.

On December 6, 2011, notice of the convocation of a Special Shareholders Meeting of LAN was published, convened for December 21, 2011, to approve the merger of LAN with Holdco S.A. and Holdco II, two companies incorporated specially for the merger of LAN and TAM that will bring together the shares in TAM directly or indirectly prior to its consolidation in LAN, subject to (i) the terms and conditions of the Implementation Agreement and Exchange Offer Agreement (“EOA”), both dated January 18, 2011; and (ii) a final decision, on or before April 30, 2012, resolving the appeal filed before the Supreme Court that will allow the merger between LAN and TAM to go forward.

Once the proposed combination is completed, LAN will become the company that holds the combined companies and it will change its name to LATAM Airlines Group S.A. (“LATAM”).

According to the terms of the EOA, the following shareholders agreements (hereinafter collectively the “Agreements”) will be made prior to the aforesaid Exchange Offer:

1.
A Shareholders Agreement among Costa Verde Aeronáutica S.A., Inversiones  Mineras del Cantábrico S.A., and TEP Chile S.A. (“TEP Chile”) (a company owned by the Amaro Family) within the purview of which: (i)  three shareholders agreements will be made as described in the following numbers; and (ii) the parties will stipulate the rules on the governance, control and operation of LAN, Holdco I, TAM and their respective subsidiaries (hereinafter collectively the “LATAM Group”) and the voting and transfer of their respective common shares in LAN and the voting shares in TEP Chile held by Holdco I (“Control Group Shareholders Agreement”).

2.
A Shareholders Agreement between LAN and TEP Chile according to which certain agreements will be established on the governance, management, operation and relations between LATAM and the other members of the LATAM Group that will include aspects such as the composition of LATAM’s Board of Directors, its committees and chairmen (“LAN-TEP Shareholders Agreement”).

3.
A Shareholders Agreement between LAN, Holdco I and TEP Chile whereby certain terms and conditions are established regarding the disposition and right to vote conferred by the shares in Holdco I, which will include, inter alia, agreements on the governance, management and operation of Holdco I and its subsidiaries as well as the relationship therebetween (“Holdco 1 Shareholders Agreement”).

4.
A Shareholders Agreement between LAN, Holdco I, TAM and TEP Chile according to which certain terms and conditions will be established regarding the governance, management and operation of TAM and its subsidiaries (“TAM Shareholders Agreements”).

The Agreements listed above are intended to establish the agreements of the parties regarding the governance, management and operation of the LATAM Group after the Effective Time (as such term is defined below).  According to the terms thereof, the Agreements will enter into effect if and when Holdco I becomes holder of at least 80% of the outstanding common shares of TAM (the “Effective Time”).  The Agreements establish a set of extensive principles that will apply to the corporate governance and organization of the LATAM Group after the Effective Time.

The main terms of such Agreements are described below.  Please note that the following explanations have been translated into Spanish from the corresponding section of Form F-4 recently filed by LAN and Holdco I for prior authorization of the U.S. Securities and Exchange Commission.

Governance and Administration of LATAM Group

The Control Group Shareholders Agreement and the LAN-TEP Shareholders Agreement set forth the parties’ agreements on the governance and management of the LATAM Group following the Effective Time.  The key provisions of said agreements are summarized below, but are qualified in their entirety by reference to the full text of those agreements, which are available in the investor information section on www.lan.com.  For a full understanding of these agreements, we advise you to read them carefully in their entirety.

Composition of the LATAM Board

Mr. Maurício Rolim Amaro will be chairman of LATAM’s Board of Directors for the first two years following the Effective Time.  If Mr. Amaro vacates this position for any reason within that two-year period, TEP Chile has the right to select a replacement to complete his term.  Thereafter, LATAM’s Board of Directors will appoint any of its members as the chairman of LATAM’s Board of directors from time to time in accordance with LATAM’s by-laws.

LATAM Board Committees

Promptly after the Effective Time, LATAM’s board of directors should establish the following four committees to review, discuss and make recommendations to LATAM’s board of directors:  The Strategy Committee, the Leadership Committee, the Finance Committee and the Brand, Product and Frequent Flyer Program Committee.  The Strategy Committee will focus on the corporate strategy, current strategic issues and the three-year plans and budgets for the main business units and functional areas and high-level strategy reviews.  The Leadership Committee will focus on, among other things, group culture, high-level organizational structure, appointment of the Chief Executive Officer of the LATAM Group (hereinafter the “LATAM CEO”) and his or her other reports; the corporation compensation philosophy, compensation structures and levels and goals for the LATAM CEO and other key executives, succession or contingency planning for the LATAM CEO and performance assessment of the LATAM CEO.  The Finance Committee will be responsible for financial policies and strategy, capital structure, monitoring policy compliance, tax optimization strategy and the quality and reliability of financial information.  Finally, the Brand, Product and Frequent Flyer Program Committee will be responsible for brand strategies and brand-building initiatives for the corporate and main business unit brands, the main characteristics of products and services of each of the main business units, Frequent Flyer Program Strategy and Key Program Features and Regular Audit of Brand Performance.

Management of the LATAM Group

Mr. Enrique Cueto Plaza, LAN’s current CEO, will be the LATAM CEO following the Effective Time. The LATAM CEO will be the highest ranked officer of the LATAM Group and will report directly to the Board of Directors of LATAM.  The LATAM CEO will be charged with the general supervision, direction and control of the business of the LATAM Group and certain other responsibilities set forth in the LAN-TEP Shareholders Agreement.  After any departure of the LATAM CEO, LATAM’s Board of Directors will select his or her successor after receiving the recommendation of the Leadership Committee.

Mr. Ignacio Cueto Plaza, LAN’s current president and chief operating officer, will be the Chief Operating Officer of LATAM (hereinafter the “LATAM COO”) following the Effective Time.  The LATAM COO will report directly to the LATAM CEO and will have the general supervision, direction and control of the passenger and cargo operations of the LATAM Group, excluding those conducted by Holdco I, TAM and its subsidiaries and the international business of the LATAM Group.  The LATAM COO, together with the Chief Executive Officer of the TAM Group (as defined below) (hereinafter the “TAM Group CEO”) will recommend a candidate to the LATAM CEO to serve as the head of the international passenger business of the LATAM Group (including both the long haul and regional operations), who shall report jointly to the LATAM COO and the TAM CEO.  The key executives of the LATAM Group (excluding the LATAM CEO and those in the TAM Group) will be appointed by the LATAM CEO and shall report directly or indirectly to him.

The head office of the LATAM Group will continue to be located in Santiago, Chile, following the Effective Time.

Governance and Management of Holdco I and TAM

The Holdco I Shareholders Agreement and the TAM Shareholders Agreement set forth the parties’ agreement on the corporate governance and management of Holdco I, TAM and its subsidiaries (hereinafter the “TAM Group”) following the Effective Time.  The key provisions of such agreements are summarized below, but are qualified in their entirety by reference to the full text of said agreements that can be found in the investor information section on www.lan.com.  For a full understanding of these agreements, we advise you to read them carefully in their entirety.

Composition of the Holdco I and TAM Boards

The Holdco I Shareholders Agreements and the TAM Shareholders Agreement generally provide for identical boards of directors and the same CEO at both Holdco I and TAM, with LAN appointing two directors and TEP Chile appointing 4 directors (including the chairman of the board of directors).  For the first two years after the Effective Time, the chairman of the Board of Directors of both Holdco I and TAM will be Maria Cláudia Oliveira Amaro.

The Control Group Shareholders Agreement provides that the persons elected by or on behalf of the LAN controlling shareholders or the controlling shareholder of TAM to LATAM’s board of directors must also serve on the board of directors of both Holdco I and TAM.

 Management of Holdco I and TAM

The day-to-day business and affairs of Holdco I will be managed by TAM’s CEO under the oversight of the board of directors of Holdco I.  The day-to-day business and affairs of TAM will be managed by the “TAM Diretoria” under the oversight of the board of directors of TAM.  The TAM Diretoria will be comprised of the TAM Group CEO,  the chief financial officer of TAM (hereinafter the “TAM CFO”), the chief operating officer of TAM (hereinafter the “TAM COO”) and the chief commercial officer of TAM (hereinafter the “TAM  CCO”). Marco Bologna, currently the chief executive officer of TAM, will be the initial CEO of Holdco I and TAM (hereinafter the “TAM CEO”) and any successor CEO will be selected by LAN from three candidates proposed by TEP Chile.  The TAM CEO will have the general supervision, direction and control of the business and operations of the TAM Group (other than the international passenger business of the LATAM Group) and will carry out all orders and resolutions of the Board of Directors of TAM.  The TAM CFO will be selected jointly by LAN and TEP Chile and any successor CFO will be selected by TEP Chile from three candidates proposed by LAN.  The TAM COO and the TAM CCO will be jointly selected and recommended to the board of directors of TAM by the TAM CEO and the TAM CFO and approved by the board of directors of TAM.  These shareholders agreements also regulate the composition of the boards of directors of subsidiaries of TAM.

TAM will continue to be headquartered in Sao Paulo, Brazil, following the Effective Time.

Supermajority actions

Certain actions by Holdco I or TAM require supermajority approval by the board of directors or shareholders of Holdco I or TAM, which effectively require the approval of both LAN and TEP Chile before the specified actions can be taken. Actions that require supermajority approval of the Holdco I board of directors or the board of directors of TAM include, as applicable:

 •     approval of the annual budget and business plan and multi-year business plan (hereinafter the “Approved Plans”) as well as any amendments to these plans;

•     the taking or agreement to take any action which causes or will reasonably cause, individually or in the aggregate, any capital, operating or other expense of any TAM Company to be greater than (i) the lesser of 1% of revenue or 10% of profits under the Approved Plans with respect to any action affecting the profit and loss statement or (ii) the lesser of 2% of assets or 10% of cash and cash equivalents (according to IFRS) as set forth in the Approved Plans then in effect with respect to actions affecting the cash flow statement;

•     the creation, disposal or admission of new shareholders to any subsidiary of any TAM Company, except to the extent expressly contemplated in the Approved Plans;

•     the approval of the acquisition, disposal, modification or encumbrance by any TAM Company of any asset greater than US$ 15 million or of any equity securities or securities convertible into equity securities of any TAM Company or other company, except to the extent expressly contemplated in the Approved Plans.

•     the approval of investments in assets not related to the corporate purpose of the relevant company, except to the extent expressly contemplated in the Approved Plans;

•     the making of any agreement in an amount greater than US$ 15 million, except to the extent expressly contemplated in the Approved Plans;

•     the making of any agreement related to profit sharing, joint ventures, business collaborations, alliance membership, code sharing, arrangements, except as expressly contained in the Approved Plans;

•     the termination, modification or waiver of any rights or claims of a relevant company or its subsidiaries under contracts or other arrangements in any amount greater than US$15 million, except to the extent expressly contemplated in the Approved Plans;

•     the commencement, participation in, compromise or consummation of any material action with respect to any litigation or proceeding in an amount greater than US$15 million relating to the relevant company, except to the extent expressly contemplated in the Approved Plans;

•     approval of the execution, amendment, termination or ratification of agreements with related parties, except to the extent expressly contemplated in the Approved Plans;

•     approval of financial statements, amendments to such statements or to accounting, tax or dividend principles or policies of the relevant company;

•     approval of the grant of any guarantee to secure obligations of third parties;

•     appointment of any executive other than the Holdco I CEO or the TAM Diretoria or re-election of the TAM CEO or TAM CFO in office at that time; and

•     approval of any vote to be cast by the relevant company or its subsidiaries in its capacity of shareholder.

Actions requiring supermajority shareholder approval include:

•     approval of any amendments to the by-laws of any relevant company or its subsidiaries in respect to the following matters: (i) corporate purpose; (ii) corporate capital; (iii) the rights inherent to each class of shares and of shareholders; (iv) the attributions of regular shareholder meetings or any limitation on attributions of the board of directors; (v) an increase or decrease in the number of directors and officers on the board; (vi) the term, (vii) a change in the headquarters of any relevant company; (viii) the composition, attributions and liabilities of management of any relevant company; and (ix) dividends and other distributions;

•     approval of the dissolution and liquidation of a relevant company;

•     approval of the transformation, merger, spin-up, spin-off or any kind of corporate reorganization of a relevant company;

•     payment or distribution of dividends or any other kind of distribution of the shareholders;

•     approval of the issuance, redemption or amortization of any securities, equity securities or convertible securities;

•     approval of a plan or of the disposal by sale, encumbrance or otherwise of 50% or more of the assets, as determined by the general balance sheet of the previous year of Holdco I;

•     approval of the disposal by sale, encumbrance or otherwise of 50% or more of the assets of a subsidiary of Holdco I representing at least 20% of the assets of Holdco I or approval of a plan involving the sale, encumbrance or other acts of disposition of equity securities such that Holdco I loses control of such subsidiary;

•     approval of the grant of any security interest in order to secure obligations of third parties in excess of 50% of the assets of the relevant company; and

•     approval of the execution, amendment, termination or ratification of acts or agreements with related parties, except to the extent that the applicable law requires approval of such matters.

Voting Agreements, Transfers and Other Arrangements

Voting Agreements

The LAN controlling shareholders and TEP Chile have stipulated in the Control Group Shareholders Agreement that the LAN controlling shareholders holding LAN common shares will vote as follows after the Effective Time.

•           until such time as TEP Chile sells any of its LAN common shares (other than the Exempted Shares (as defined below) held by TEP Chile, the LAN controlling shareholders holding LAN common shares will vote to elect any individual designated by TEP Chile to the board of directors of LATAM unless TEP Chile beneficially owns enough LAN common shares to elect two directors directly to the LATAM board of directors;

•           the LAN shareholders holding LAN common shares will vote to assist the other parties in removing and replacing the directors that such other parties elected to the board of directors of LATAM;

•           they shall consult with one and other  and make their good faith efforts to reach an agreement and act jointly on all actions (other than actions requiring supermajority approval under Chilean law) to be taken by the board of directors of LATAM or the LAN shareholders;

•           they shall maintain the composition of the board of directors of LATAM of a total of 9 directors and maintain the quorum required by the action of the board of directors of LATAM at a majority of the total number of directors of the board of directors of LATAM; and

•           if, after good faith efforts to reach an agreement with respect to any action that requires supermajority approval under Chilean law and a mediation period, the parties do not reach an agreement, TEP Chile has agreed to vote its shares on such supermajority matter as directed by the LAN controlling shareholders (hereinafter a “Directed Vote”).

 “Exempted Shares” of TEP Chile means the number of LAN common shares which TEP Chile owns immediately after the Effective Time in excess of 12.5% of the outstanding LAN common shares at such time, as determined on a fully diluted basis.

The parties to the Holdco I Shareholders Agreement and the TAM Shareholders Agreement holding voting shares of Holdco I and voting shares of TAM have agreed to vote to give effect to the agreements with respect to representation on the board of directors of TAM discussed above.

Transfer Restrictions

Pursuant to the Control Group Shareholders Agreement, the LAN controlling shareholders and TEP Chile are subject to certain restrictions on sales, transfers and pledges of the LAN common shares and (in the case of TEP Chile only) the voting shares of Holdco I beneficially owned by them. Except for a limited amount of LAN common shares, neither the LAN controlling shareholders nor TEP Chile may sell any of their LAN common shares and TEP Chile may not sell its voting shares of Holdco I until the third anniversary of the Effective Time. Thereafter, sales of LAN common shares by either party are permitted, subject to (i) certain limitations on the volume and frequency of such sales; and (ii) in the case of TEP Chile only, TEP Chile satisfying certain minimum ownership requirements.  After the tenth anniversary of the Effective Time, TEP Chile may sell all of its LAN common shares and voting shares of Holdco I as a block, subject to (x) approval of the transferee by the board of directors of LATAM and (y) the condition that the sale not have an adverse effect (as defined below) and (z) a right of first offer in favor of the LAN controlling shareholders (hereinafter collectively the “Block Sale Provisions”).  An Adverse Effect is defined in the Control Group Shareholders Agreement to mean a material adverse effect on LATAM’s and Holdco I’s ability to own or receive the full benefits of ownership of TAM and its subsidiaries or the ability of TAM and its subsidiaries to operate their airline businesses worldwide.  The LAN controlling shareholders have agreed to transfer to LAN any voting shares of Holdco I acquired pursuant to such right of first offer to LAN for the same consideration paid for such shares.

In addition, TEP Chile may sell all LAN common shares and voting shares of Holdco I beneficially owned by it as a block, subject to satisfaction of the Block Sale Provisions after the third anniversary of the Effective Time, if a Release Event (as described below) occurs or if TEP Chile is required to make one or more Directed Votes during any twenty-four month period at two meetings (whether or not consecutive) of the shareholders of LAN held at least 12 months apart and LAN has not yet fully exercised its conversion option described below.  A Release Event will occur if (i) a capital increase of LATAM occurs; (ii) TEP Chile does not fully exercise the preemptive rights granted to it under the law with respect to all of its restricted LAN common shares; (iii) after such capital increase is completed, the individual designated by TEP Chile for election to the board of directors of LATAM with the assistance of the LAN controlling shareholders is not elected to the board of directors of LATAM.

In addition, after the tenth anniversary of the Effective Time and after the occurrence of the Full Ownership Trigger Date (as described under the Conversion Option section), TEP Chile may sell all or any portion of its Lan common shares subject to (x) the right of first offer in favor of the LAN controlling shareholders; and (y) the restrictions on sales of LAN common shares more than once in a twelve-month period.

The Control Group Shareholders Agreement provides certain exceptions to these restrictions on the transfer of LAN common shares for certain pledges of shares made by the parties and for transfers to affiliates, in each case under certain limited circumstances.

In addition, TEP Chile stipulated in the Holdco I Shareholders Agreement that it will not vote the shares it holds in Holdco I or take any other action in support of any transfer by Holdco I of any equity securities or convertible securities issued by it or by any of its related companies without LAN’s prior written consent.

Restriction on the transfer of TAM shares

LAN stipulated in the Holdco I Shareholders Agreement that it will not sell or transfer any TAM shares to any person (other than LAN’s related companies) at any time when TEP Chile owns any voting shares of Holdco I.  However, LAN will have the right to effect such a sale or transfer if, at the same time as such sale or transfer, LAN (or its assignee) acquires all of the voting shares of Holdco I beneficially owned by TEP Chile for an amount equal to the then-current tax basis of TEP Chile in such shares and all costs that TEP Chile is required to incur to effect such sale or transfer.  TEP Chile has irrevocably granted LAN the right to purchase all voting shares of Holdco I beneficially owned by TEP Chile in connection with any such sale.

Conversion Option

Pursuant to the Control Group Shareholders Agreement and the Holdco I Shareholders Agreement, LAN has the unilateral right to convert LAN’s shares of non-voting stock of Holdco I into shares of voting stock of Holdco I to the maximum extent allowed under law and to increase LAN’s representation on the TAM and Holdco I boards of directors if and when permitted in accordance with foreign ownership control laws in Brazil and other applicable laws, if the conversion would not have an Adverse Effect.

On or after the tenth anniversary of the Effective Time and after LAN has fully converted all of its shares of non-voting stock of Holdco I into shares of voting stock of Holdco I as permitted by Brazilian law and other applicable laws (“Full Ownership Trigger Date”), LAN will have the right to purchase all of the voting shares of Holding I held by the TAM controlling shareholders for an amount equal to their then-current tax basis in such shares and any costs incurred to effect such sale (hereinafter the “Sale Consideration”). If LAN does not exercise its right to purchase such shares in time and form or if, after the tenth anniversary of the Effective Time, LAN has the right under applicable Brazilian law and other applicable laws to fully convert all the shares of non-voting stock of Holdco I beneficially owned by LAN into shares of voting stock of Holdco I and such conversion would not have an Adverse Effect, but LAN has not fully exercised such right of purchase within a specific period, then the TAM controlling shareholders will have the right to put their shares of voting stock of Holdco I to LAN for an amount equal to the sale consideration.

 Acquisitions of TAM Stock

The Parties have agreed that all acquisitions of TAM common shares by any member of the LATAM Group from the Effective Time will be made by Holdco I.

***********************

We are at the Commissioner’s disposal in regard to the above.

Very cordially yours,

Alejandro de la Fuente Goic
Chief Financial Officer
LAN Airlines S.A.

Forward-Looking Statements

This letter contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them.  Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This letter relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which is the subject of a registration statement and prospectus filed with the SEC by LAN and a new entity formed in connection with the combination. This letter is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity have filed with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.  All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2011

LAN AIRLINES S.A.

By:	/s/ Cristian Toro Cañas
	Name:	Cristian Toro Cañas
	Title:	Senior Vice President and General Counsel